

SHANGRI-LA ASIA LIMITED

*(incorporated in Bermuda with limited liability)*

香格里拉(亞洲)有限公司









27 April 2005

**BY COURIER**

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.



Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 27 April 2005 for your records. The announcement has been published in the South China Morning Post in Hong Kong on 27 April 2005.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko
Company Secretary

Encl



c.c. J P Morgan
- Ms Tintin Subagyo



# SHANGRI-LA ASIA LIMITED

*(Incorporated in Bermuda with limited liability)*

香格里拉(亞洲)有限公司*

website: http://www.ir.shangri-la.com

**(Stock Code: 00069)**

## NOTICE OF ANNUAL GENERAL MEETING

**NOTICE IS HEREBY GIVEN** that the Annual General Meeting of Shangri-La Asia Limited (the "Company") will be held at Island Ballroom, Level 5, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Central, Hong Kong on Thursday, 26 May 2005 at 10:00 a.m. for the following purposes:

1. To receive and consider the audited accounts and the reports of the Directors and the Auditors for the year ended 31 December 2004;

2. To declare a final dividend for the year ended 31 December 2004;

3. To re-elect retiring Directors;

4. To fix Directors' fees (including fees payable to members of the Audit and Remuneration Committees);

5. To re-appoint Auditors and to authorise the Directors of the Company to fix their remuneration;

6. To consider as Special Business, and if thought fit, pass with or without amendments the following resolutions as Ordinary Resolutions:

   A. **THAT**:

   (a) subject to paragraph (c) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot and issue additional shares in the share capital of the Company and to make or grant offers, agreements and options which would or might require the exercise of such power be and is hereby generally and unconditionally approved;

   (b) the approval in paragraph (a) above shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) the exercise of any option under any share option scheme or similar arrangement for the grant or issue to option holders of shares in the Company, (iii) any scrip dividend scheme or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Bye-Laws of the Company, (iv) the exercise of any conversion rights attaching to the Zero Coupon Guaranteed Convertible Bonds due 2009 issued by Shangri-La Finance Limited, and (v) any specific authority, shall not exceed 20 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution and the said approval shall be limited accordingly; and

(d) for the purposes of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Bye-Laws of the Company or any applicable laws of Bermuda to be held; or

(iii) the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to holders of shares on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong).

B. **THAT**:

(a) the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all powers of the Company to repurchase its own shares on The Stock Exchange of Hong Kong Limited (the "HKSE") or on any other stock exchange on which the shares of the Company may be listed and recognised by the Securities and Futures Commission of Hong Kong and the HKSE for this purpose or on the Singapore Exchange Securities Trading Limited, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the HKSE or that of any other stock exchange as amended from time to time (as the case may be), be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company repurchased by the Company pursuant to paragraph (a) above during the Relevant Period shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution and the authority pursuant to paragraph (a) above shall be limited accordingly; and

(c) for the purposes of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Bye-Laws of the Company or any applicable laws of Bermuda to be held; or

(iii) the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in general meeting.

C. **THAT**:

Conditional upon the passing of Resolution No. 6B, the general mandate granted to the Directors of the Company and for the time being in force to exercise the powers of the Company to allot shares be and is hereby extended by the addition to the aggregate nominal amount of the share capital which may be allotted or agreed conditionally or unconditionally to be allotted by the Directors of the Company pursuant to such general mandate of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted by the resolution set out as Resolution No. 6B, provided that such amount shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution.

7. To consider as Special Business, and if thought fit, pass with or without amendments the following resolution as a Special Resolution:

**THAT** the Bye-Laws of the Company adopted on 25 May 1993 and amended up to 25 May 2004 be amended as follows:

(a) By adding the following new Bye-Law 70A immediately after Bye-Law 70:

"70A. Notwithstanding any other provisions in these Bye-Laws, if the aggregate proxies held by (i) the Chairman of a particular meeting, and (ii) the Directors, account for five (5) per cent or more of the total voting rights at that meeting, and if on a show of hands in respect of any resolution, the meeting votes in the opposite manner to that instructed in those proxies, the Chairman of the meeting and/or any Director holding proxies as aforesaid shall demand a poll, unless it is apparent from the total proxies held by those persons that a vote taken on a poll will not reverse the vote taken on a show of hands."

(b) By deleting the existing Bye-Law 99 and replacing it with the following:

"99. (A) Every Director shall retire from office no later than the third annual general meeting after he was last elected or re-elected.

(B) At each annual general meeting, if the number of Directors retiring under Bye-Law 99(A) is less than one-third (or the number nearest one-third if the total number of Directors is not three or a multiple of three) of the Directors for the time being, then additional Directors shall retire from office by rotation under this Bye-Law 99(B) to make up the shortfall. The Directors to retire in every year shall be those who have been longest in office since their last election or re-election but as between persons who became Directors on the same day shall (unless they otherwise agree between themselves) be determined by lot.

(C) The retiring Directors shall be eligible for re-election."

(c) By adding the following paragraph immediately after Bye-Law 100(iii) and re-numbering Bye-Law 100(iv) as Bye-Law 100(v):

"(iv) such Director is required to retire from office at such meeting by virtue of the provisions in Bye-Law 99(A); or"

(d) By deleting the existing Bye-Law 182 (ii) and its side-note in their entirety and replacing them with the following:

"(ii) Intentionally deleted."

By Order of the Board
**Shangri-La Asia Limited**
**Ko Sau Lai**
*Company Secretary*

Hong Kong, 27 April 2005

*Head Office and Principal Place of Business in Hong Kong:*
21st Floor, CITIC Tower
No. 1 Tim Mei Avenue
Central
Hong Kong

*Notes:*

1. Every shareholder entitled to attend and vote at the meeting convened by this notice (the "Meeting") is entitled to appoint up to two individuals as his proxies to attend and vote instead of him. Where a shareholder appoints two proxies to represent him, the form of proxy must clearly indicate the number of shares in the Company ("Shares") which each proxy represents and which proxy is designated as the voting proxy. If two proxies are appointed, only the voting proxy will be entitled to cast the shareholder's vote(s): (a) on a show of hands; (b) if both proxies purport to cast the shareholder's vote(s) in a different manner; and (c) on the exercise of a discretion. A proxy need not be a shareholder of the Company. The number of proxies appointed by a Clearing House (or its nominee) (as defined in the Company's Bye-Laws) is not subject to the aforesaid limitation. If a shareholder fails to specify the number of Shares which each proxy represents and/or the name of the voting proxy then, subject to the absolute discretion of the Chairman of the Meeting to decide otherwise, the shareholder shall be deemed to have appointed the first-named proxy as his voting proxy and that such first-named proxy shall represent all the Shares held by him.

2. Subject to note 1 above in relation to a Clearing House, a shareholder may only have one form of proxy valid at any one time and if a shareholder submits more than one form of proxy, the last form of proxy received in the manner described in note 4 below shall be treated as the only valid form of proxy.

3. Where there are joint registered holders of any Share, any one of such persons may vote at the Meeting, either personally or by proxy, in respect of such Share as if he were solely entitled thereto; but if more than one of such joint holders be present at the Meeting personally or by proxy, that one of the said persons so present whose name stands first on the registers of members in respect of such Share shall alone be entitled to vote in respect thereof. Several executors or administrators of a deceased shareholder in whose name any Share stands first will for this purpose be deemed joint holders thereof.

4. In order to be valid, the form of proxy, together with the power of attorney or other authority (if any) under which it is signed (or a notarially certified copy of that power or authority), must be deposited at the Company's share registrars in Hong Kong, Abacus Share Registrars Limited, at G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, not less than 48 hours before the time appointed for holding the Meeting (or any adjournment thereof).

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Kuok Khoon Loong, Edward, Mr. Ye Longfei, Mr. Giovanni Angelini, Mr. Lui Man Shing and Mr. Ng Si Fong, Alan as Executive Directors; Madam Kuok Oon Kwong, Mr. Ho Kian Guan, Mr. Lee Yong Sun, Mr. Roberto V. Ongpin and Mr. Ho Kian Hock (alternate to Mr. Ho Kian Guan) as Non-Executive Directors; and Mr. Alexander Reid Hamilton, Mr. Tow Heng Tan and Mr. Timothy David Dattels as Independent Non-Executive Directors.

* *for identification purpose only*



SHANGRI-LA ASIA LIMITED

*(incorporated in Bermuda with limited liability)*

香格里拉(亞洲)有限公司

26 April 2005 **BY COURIER**

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose two copies of our Company's announcements which we released to The Stock Exchange of Hong Kong Limited ("HKSE") today for publication on the website of HKSE for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko
Company Secretary

IK/lc/cw

Encl.

c.c. J P Morgan
- Ms. Tintin Subagyo

Shangri-La Hotel Public Company Limited, Thailand ("SHPCL"), a company listed on the Stock Exchange of Thailand ("Thailand Stock Exchange") and a 73.61% owned subsidiary of Shangri-La Asia Limited, has on 26 April 2005 released to Thailand Stock Exchange a report (the "Report") on the shareholders' resolutions made at the annual general meeting of SHPCL held on 26 April 2005. The following is a reproduction of the Report for information purpose only.

To : Managing Director
The Stock Exchange of Thailand

Date : April 26, 2005

Re : Shangri-La Hotel Public Company Limited's reports on Shareholders' resolutions

Shangri-La Hotel Public Company Limited wishes to report the shareholders' resolutions made at the Annual General Meeting held on April 26, 2005. During the meeting, the shareholders resolved :

1. That the minutes of the Annual General Meeting of Shareholders no. 10 held on April 21, 2004 be approved;

2. That the Board of Directors' report for the year 2004 be approved;

3. That audited financial statements for the year ended December 31, 2004 be approved;

4. That the dividend payment for the year 2004 at the rate of Baht 1.50 per share be approved. The payment would be made on May 18, 2005 to the shareholders whose names appeared in the Share Registry on April 7, 2005;

5. That the following directors who retired by rotation be reappointed :

| Name | Position |
|---|---|
| 1. Mr. Suvat Asdathorn | Vice Chairman |
| 2. Mrs. Chanida Asdathorn | Director |
| 3. Mr. Surin Asdathorn | Director |
| 4. Mr. Ho Kian Guan | Director |

and that the remuneration of the Board of Directors and Audit Committee for the year 2005 totaling Baht 3,660,000 be approved.

6. That the following persons be appointed as auditors for the period of 2005:-

| | Name | C.P.A. No. | Auditing Firm |
|---|---|---|---|
| | 1. Ms. Siraporn Ouaanunkun | 3844 | Ernst & Young Office Limited |
| and /or | 2. Ms. Rungnapa Lertsuwankul | 3516 | Ernst & Young Office Limited |
| and /or | 3. Mr. Narong Puntawong | 3315 | Ernst & Young Office Limited |
| and /or | 4. Mr. Supachai Phanyawattano | 3930 | Ernst & Young Office Limited |

and, that auditors' remuneration for the year 2005 for amount of Baht 730,000 be approved.

Yours faithfully,

(Mrs. Pavinee Meensuk)
Director and Company Secretary

**cc : Thailand Securities Depository Company Limited**

Shangri-La Hotels (Malaysia) Berhad, Malaysia ("SHMB"), a company listed on Bursa Malaysia Securities Berhad ("Bursa Malaysia") and a 52.78% owned subsidiary of Shangri-La Asia Limited, has released to Bursa Malaysia a notice of the annual general meeting (the "AGM Notice") of SHMB. The following is a reproduction of the AGM Notice for information purpose only.

# SHANGRI-LA HOTELS (MALAYSIA) BERHAD

## NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Thirty-Fourth Annual General Meeting of the Company will be held at Sabah Room, B2 Level, Shangri-La Hotel Kuala Lumpur, 11 Jalan Sultan Ismail, 50250 Kuala Lumpur on Thursday, 19 May 2005 at 10.00 a.m. for the following purposes:

1. To receive and adopt the Directors' Report and Audited Financial Statements for the year ended 31 December 2004 and the Auditors' Report thereon. **Resolution 1**

2. To approve the payment of a Final dividend of 4.5% less tax of 28% for the year ended 31 December 2004 as recommended by the Directors. **Resolution 2**

3. To approve the payment of Directors' fees for the year ended 31 December 2004. **Resolution 3**

4. To elect the following Directors, each of whom are retiring pursuant to Article 76 of the Company's Articles of Association.

   i) Tan Sri A. Razak bin Ramli **Resolution 4**
   ii) Datuk Supperamaniam a/l Manickam **Resolution 5**
   iii) Harun bin Halim Rasip **Resolution 6**

5. To re-elect the following Directors, each of whom are retiring by rotation pursuant to Article 95 of the Company's Articles of Association.

   i) Kuok Oon Kwong **Resolution 7**
   ii) Rozina Mohd Amin **Resolution 8**
   iii) Mohamad Abdul Halim bin Ahmad **Resolution 9**

6. To re-appoint Tan Sri Dato' Mohd Amin bin Osman as a Director of the Company pursuant to Section 129(6) of the Companies Act, 1965 to hold office until the next Annual General Meeting of the Company. **Resolution 10**

7. To re-appoint Messrs KPMG as Auditors of the Company to hold office until the conclusion of the next Annual General Meeting and to authorise the Directors to fix their remuneration. **Resolution 11**

8. To transact any other business for which due notice shall have been given.

By Order of the Board

ROZINA MOHD AMIN
*Company Secretary*

Kuala Lumpur
27 April 2005

Notes:
1. A member entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote on his behalf. A proxy need not be a member of the Company.

2. The Form of Proxy must be deposited at the Registered Office of the Company, not less than 48 hours before the time set for the meeting or any adjournment thereof.

3. The proposed Final dividend, if approved, will be paid on Monday, 20 June 2005 to shareholders whose names appear in the Record of Depositors on Monday, 30 May 2005.